HEAD OFFICE


04010648

04 MAR 17 AM 7:21

GarantiBank

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul / Turkey
Tel: (90212) 318 18 18
Fax: (90212) 318 18 88
garantibank.com

Türkiye Garanti Bankası

March 15, 2004

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

SUPPL
PROCESSED
MAR 17 2004
THOMSON
FINANCIAL

12g3-2 (b) filing number: 82-3636

It is decided that the Ordinary General Shareholders' meeting of Garanti Bank will be held on April 5, 2004, Monday at 14:30 at Levent, Nispetiye Mahallesi, Aytar Caddesi No: 2 Besiktas - Istanbul to discuss the following agenda.

AGENDA

1. The opening, the formation of the Board of Presidency,
2. Authorization of the Board of Presidency for the execution of the minutes of the Ordinary General Shareholders' Meeting,
3. The reading and discussion of Board of Directors' Annual Report and Auditors' Reports,
4. The reading, discussion and ratification of the financial statements; the discussion, and acceptance or refusal of Board of Directors' proposal regarding the dividend distribution,
5. Release of the members of the Board of Directors and Auditors,
6. The voting of the appointment of the Board members in order to replace the vacancies,
7. The determination of the Board Members' and Auditors' remuneration
8. Information of the shareholders regarding the donations for the year 2003
9. Approval of the selected External Audit Company in accordance with the Capital Markets Board's related regulation,
10. Authorization of Board Members to do business with the Bank in accordance with the Articles 334 and 335 of the Turkish Commercial Code provided that the provisions of Banks' Act are reserved.

Yours Sincerely,

Olca ERDOST
Vice President
Investor Relations

Funda GÜNGÖR (pp)
Senior Vice President
Corporate Strategy, Business Development & Investor Relations

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